SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
           Information to be included in statements filed pursuant to
             Rule 13d-1(c) and amendments thereto filed pursuant to
                                  Rule 13d-2(a)

                               (Amendment No. __)*

                                CINAR Corporation
                              ---------------------
                                (Name of Issuer)

                Class B Limited Voting Common Stock, no par value
              -----------------------------------------------------
                         (Title of Class of Securities)

                                    171905300
                     ---------------------------------------
                      (CUSIP Number of Class of Securities)

                 Robert L. Chapman, Jr., Chapman Capital L.L.C.
                Continental Grand Plaza, 300 N. Continental Blvd.
                          El Segundo, California 90245
                                 (310) 563-6900

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   Copies to:
                     David J. Brail, Palestra Capital L.L.C.
                                666 Fifth Avenue
                               New York, NY 10103
                                 (212) 484-1080

                Jacob W. Doft, Highline Capital Holdings, L.L.C.
                           1270 Avenue of the Americas
                               New York, NY 10020
                                 (212) 332-2250

                     Eric Rosenfeld, Crescendo Advisors, LLC
                                 350 Park Avenue
                               New York, NY 10022
                                 (212) 319-7676


                                December 10, 2001
            --------------------------------------------------------
             (Date of Event That Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------
CUSIP Number: 171905300
--------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Chap-Cap Partners, L.P.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[x]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)
            WC
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)   [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                 7.    SOLE VOTING POWER
                             0
  NUMBER OF      ---------------------------------------------------------------
    SHARES       8     SHARED VOTING POWER
 BENEFICIALLY                1,223,600
   OWNED BY      ---------------------------------------------------------------
     EACH        9.    SOLE DISPOSITIVE POWER
  REPORTING                  0
    PERSON       ---------------------------------------------------------------
     WITH        10.   SHARED DISPOSITIVE POWER
                             1,223,600
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,223,600
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)   [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.4%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------
CUSIP Number: 171905300
--------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Chapman Capital L.L.C.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[x]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)
            N/A
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                 7.    SOLE VOTING POWER
                             0
  NUMBER OF      ---------------------------------------------------------------
    SHARES       8     SHARED VOTING POWER
 BENEFICIALLY                1,223,600
   OWNED BY      ---------------------------------------------------------------
     EACH        9.    SOLE DISPOSITIVE POWER
  REPORTING                  0
    PERSON       ---------------------------------------------------------------
     WITH        10.   SHARED DISPOSITIVE POWER
                             1,223,600
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,223,600
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)   [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.4%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------
CUSIP Number: 171905300
--------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Robert L. Chapman, Jr.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[x]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
            N/A
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                 7.    SOLE VOTING POWER
                             0
  NUMBER OF      ---------------------------------------------------------------
    SHARES       8     SHARED VOTING POWER
 BENEFICIALLY                1,223,600
   OWNED BY      ---------------------------------------------------------------
     EACH        9.    SOLE DISPOSITIVE POWER
  REPORTING                  0
    PERSON       ---------------------------------------------------------------
     WITH        10.   SHARED DISPOSITIVE POWER
                             1,223,600
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,223,600
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)  [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.4%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------
CUSIP Number: 171905300
--------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Palestra Capital, LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[x]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)
            N/A
--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                 7.    SOLE VOTING POWER
                             0
  NUMBER OF      ---------------------------------------------------------------
    SHARES       8     SHARED VOTING POWER
 BENEFICIALLY                612,200
   OWNED BY      ---------------------------------------------------------------
     EACH        9.    SOLE DISPOSITIVE POWER
  REPORTING                  0
    PERSON       ---------------------------------------------------------------
     WITH        10.   SHARED DISPOSITIVE POWER
                             612,200
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            612,200
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)  [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.7%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------
CUSIP Number: 171905300
--------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      David J. Brail
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[x]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)
            N/A
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                 7.    SOLE VOTING POWER
                             0
  NUMBER OF      ---------------------------------------------------------------
    SHARES       8     SHARED VOTING POWER
 BENEFICIALLY                612,200
   OWNED BY      ---------------------------------------------------------------
     EACH        9.    SOLE DISPOSITIVE POWER
  REPORTING                  0
    PERSON       ---------------------------------------------------------------
     WITH        10.   SHARED DISPOSITIVE POWER
                             612,200
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            612,200
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)  [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.7%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------
CUSIP Number: 171905300
--------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Highline Capital Partners, L.P.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[x]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)
            WC
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                 7.    SOLE VOTING POWER
                             0
  NUMBER OF      ---------------------------------------------------------------
    SHARES       8     SHARED VOTING POWER
 BENEFICIALLY                608,100
   OWNED BY      ---------------------------------------------------------------
     EACH        9.    SOLE DISPOSITIVE POWER
  REPORTING                  0
    PERSON       ---------------------------------------------------------------
     WITH        10.   SHARED DISPOSITIVE POWER
                               608,100
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              608,100
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)  [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.7%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------
CUSIP Number: 171905300
--------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Highline Capital Partners QP, LP
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[x]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)
            WC
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                 7.    SOLE VOTING POWER
                             0
  NUMBER OF      ---------------------------------------------------------------
    SHARES       8     SHARED VOTING POWER
 BENEFICIALLY                124,700
   OWNED BY      ---------------------------------------------------------------
     EACH        9.    SOLE DISPOSITIVE POWER
  REPORTING                  0
    PERSON       ---------------------------------------------------------------
     WITH        10.   SHARED DISPOSITIVE POWER
                             124,700
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              124,700
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)  [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.3%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------
CUSIP Number: 171905300
--------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Highline Capital International, Ltd.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[x]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)
            WC
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            British Virgin Islands
--------------------------------------------------------------------------------
                 7.    SOLE VOTING POWER
                             0
  NUMBER OF      ---------------------------------------------------------------
    SHARES       8     SHARED VOTING POWER
 BENEFICIALLY                382,400
   OWNED BY      ---------------------------------------------------------------
     EACH        9.    SOLE DISPOSITIVE POWER
  REPORTING                  0
    PERSON       ---------------------------------------------------------------
     WITH        10.   SHARED DISPOSITIVE POWER
                             382,400
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            382,400
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)  [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.1%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------
CUSIP Number: 171905300
--------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Barry Escott
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[x]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)
            WC
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
--------------------------------------------------------------------------------
                 7.    SOLE VOTING POWER
                             4,600
  NUMBER OF      ---------------------------------------------------------------
    SHARES       8     SHARED VOTING POWER
 BENEFICIALLY                0
   OWNED BY      ---------------------------------------------------------------
     EACH        9.    SOLE DISPOSITIVE POWER
  REPORTING                  0
    PERSON       ---------------------------------------------------------------
     WITH        10.   SHARED DISPOSITIVE POWER
                             4,600
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,600
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)  [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.01%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------
CUSIP Number: 171905300
--------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Highline Capital Holdings, L.L.C.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[x]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)
            N/A
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                 7.    SOLE VOTING POWER
                             0
  NUMBER OF      ---------------------------------------------------------------
    SHARES       8     SHARED VOTING POWER
 BENEFICIALLY                732,800
   OWNED BY      ---------------------------------------------------------------
     EACH        9.    SOLE DISPOSITIVE POWER
  REPORTING                  0
    PERSON       ---------------------------------------------------------------
     WITH        10.   SHARED DISPOSITIVE POWER
                             732,800
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            732,800
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)  [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.0%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------
CUSIP Number: 171905300
--------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Highline Capital Management, L.L.C.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[x]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)
            N/A
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                 7.    SOLE VOTING POWER
                             0
  NUMBER OF      ---------------------------------------------------------------
    SHARES       8     SHARED VOTING POWER
 BENEFICIALLY                732,800
   OWNED BY      ---------------------------------------------------------------
     EACH        9.    SOLE DISPOSITIVE POWER
  REPORTING                  0
    PERSON       ---------------------------------------------------------------
     WITH        10.   SHARED DISPOSITIVE POWER
                             737,400
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            737,400
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)  [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.1%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------
CUSIP Number: 171905300
--------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Highline Offshore Advisors, L.L.C.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[x]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)
            N/A
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                 7.    SOLE VOTING POWER
                             0
  NUMBER OF      ---------------------------------------------------------------
    SHARES       8     SHARED VOTING POWER
 BENEFICIALLY                382,400
   OWNED BY      ---------------------------------------------------------------
     EACH        9.    SOLE DISPOSITIVE POWER
  REPORTING                  0
    PERSON       ---------------------------------------------------------------
     WITH        10.   SHARED DISPOSITIVE POWER
                             382,400
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            382,400
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)  [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.1%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------
CUSIP Number: 171905300
--------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Jacob W. Doft
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[x]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)
            N/A
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                 7.    SOLE VOTING POWER
                             0
  NUMBER OF      ---------------------------------------------------------------
    SHARES       8     SHARED VOTING POWER
 BENEFICIALLY                1,115,200
   OWNED BY      ---------------------------------------------------------------
     EACH        9.    SOLE DISPOSITIVE POWER
  REPORTING                  0
    PERSON       ---------------------------------------------------------------
     WITH        10.   SHARED DISPOSITIVE POWER
                             1,119,800
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,119,800
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)  [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.1%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------
CUSIP Number: 171905300
--------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Raji G. Khabbaz
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[x]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)
            N/A
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                 7.    SOLE VOTING POWER
                             0
  NUMBER OF      ---------------------------------------------------------------
    SHARES       8     SHARED VOTING POWER
 BENEFICIALLY                1,115,200
   OWNED BY      ---------------------------------------------------------------
     EACH        9.    SOLE DISPOSITIVE POWER
  REPORTING                  0
    PERSON       ---------------------------------------------------------------
     WITH        10.   SHARED DISPOSITIVE POWER
                             1,119,800
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,119,800
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)  [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.1%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------
CUSIP Number: 171905300
--------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Crescendo Advisors, LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[x]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)
            WC
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                 7.    SOLE VOTING POWER
                             0
  NUMBER OF      ---------------------------------------------------------------
    SHARES       8     SHARED VOTING POWER
 BENEFICIALLY                200,000
   OWNED BY      ---------------------------------------------------------------
     EACH        9.    SOLE DISPOSITIVE POWER
  REPORTING                  0
    PERSON       ---------------------------------------------------------------
     WITH        10.   SHARED DISPOSITIVE POWER
                             200,000
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            200,000
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)  [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.6%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------
CUSIP Number: 171905300
--------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Eric Rosenfeld
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[x]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)
            N/A
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                 7.    SOLE VOTING POWER
                             0
  NUMBER OF      ---------------------------------------------------------------
    SHARES       8     SHARED VOTING POWER
 BENEFICIALLY                200,000
   OWNED BY      ---------------------------------------------------------------
     EACH        9.    SOLE DISPOSITIVE POWER
  REPORTING                  0
    PERSON       ---------------------------------------------------------------
     WITH        10.   SHARED DISPOSITIVE POWER
                             200,000
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            200,000
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)  [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.6%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
--------------------------------------------------------------------------------

      This Schedule 13D is being filed on behalf of Chap-Cap Partners, L.P., a Delaware limited partnership ("Chap-Cap"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), Robert L. Chapman, Jr., an individual ("Mr. Chapman" and, together with Chap-Cap and Chapman Capital, the "Chapman Reporting Persons"), Palestra Capital, LLC, a Delaware limited liability company ("Palestra"), David J. Brail, an individual ("Mr. Brail" and, together with Palestra, the "Palestra Reporting Persons"), Highline Capital Holdings, L.L.C., a Delaware limited liability company ("Highline Holdings"), Highline Capital Management, L.L.C., a Delaware limited liability company ("Highline Management"), Highline Offshore Advisors, L.L.C., a Delaware limited liability company ("Highline Offshore"), Highline Capital Partners, L.P., a Delaware limited partnership ("Highline Capital Partners"), Highline Capital Partners QP, LP, a Delaware limited partnership ("Highline QP"), Highline Capital International, Ltd., a British Virgin Islands corporation ("Highline International"), Barry Escott, an individual ("Mr. Escott"), Jacob W. Doft, an individual ("Mr. Doft"), and Raji G. Khabbaz, an individual ("Mr. Khabbaz" and, together with Highline Management, Highline Capital Partners, Highline QP, Highline International, Highline Holdings, Highline Offshore, Barry Escott and Mr. Doft the "Highline Reporting Persons"), Crescendo Advisors, LLC, a Delaware limited liability company ("Crescendo"), and Eric Rosenfeld, an individual ("Mr. Rosenfeld" and, together with Crescendo, the "Crescendo Reporting Persons"). The Chapman Reporting Persons, the Palestra Reporting Persons, the Highline Reporting Persons and the Crescendo Reporting Persons are together referred to herein as the "Chapman-Palestra-Highline-Crescendo Group." This Schedule 13D relates to the Class B limited voting common stock, no par value per share, of CINAR Corporation, a Canadian corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. Chapman Capital is the investment manager and adviser to, and general partner of, Chap-Cap. Chap-Cap directly owns the Common Stock beneficially owned by the Chapman Reporting Persons and to which this Schedule 13D relates, and the Chapman Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by Chap-Cap to vote and to dispose of the securities held by Chap-Cap, including the Common Stock. Palestra is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the "Palestra Funds"). The Palestra Funds directly own the Common Stock beneficially owned by the Palestra Reporting Persons and to which this Schedule 13D relates, and the Palestra Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Palestra Funds to vote and to dispose of the securities held by the Palestra Funds, including the Common Stock. Highline Management, Highline Holdings and Highline Offshore are the investment managers or advisers to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the "Highline Funds"). The Highline Funds directly own the Common Stock beneficially owned by the Highline Reporting Persons and to which this Schedule 13D relates, and the Highline Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Highline Funds to vote and to dispose of the securities held by the Highline Funds, including the Common Stock. Crescendo is an investment manager. Crescendo directly owns the Common Stock beneficially owned by the Crescendo Reporting Persons and to which this Schedule 13D relates, and the Crescendo Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by Crescendo to vote and to dispose of the securities held by Crescendo, including the Common Stock.

ITEM 1.     SECURITY AND ISSUER

      This statement on Schedule 13D relates to the Common Stock of the Company. The address of the principal executive officers of the Company is 1055 Rene-Levesque Blvd East #900, Montreal, Quebec H2L 4S5.

ITEM 2.     IDENTITY AND BACKGROUND

      (a) This statement is filed by the Chapman-Palestra-Highline-Crescendo Group. Chap-Cap is organized as a limited partnership under the laws of the State of Delaware. Chapman Capital is organized as a limited liability company under the laws of the State of Delaware. Mr. Chapman's present principal occupation is serving as Managing Member of Chapman Capital. Chapman Capital and Mr. Chapman each expressly disclaims equitable ownership of and pecuniary interest in any Common Stock. Palestra is organized as a limited liability company under the laws of the State of Delaware. Mr. Brail is the managing member of Palestra Capital, LLC and controls Palestra's business activities. Palestra and Mr. Brail each expressly disclaims equitable ownership of and pecuniary interest in any Common Stock. Highline Capital Partners is organized as a limited partnership under the laws of the State of Delaware. Highline QP is organized as a limited partnership under the laws of the State of Delaware. Highline Holdings is organized as a limited liability company under the laws of the State of Delaware and is the general partner of Highline Capital Partners and Highline QP. Highline International is organized as a British Virgin Islands corporation. Barry Escott is an individual. Highline Management is organized as a limited liability company under the laws of the State of Delaware and is the management company of Highline Capital Partners, Highline QP and Barry Escott. Highline Offshore is organized as a limited liability company under the laws of the State of Delaware and is the investment advisor of Highline International. Mr. Doft and Mr. Khabbaz are the managing members of Highline Capital Holdings, L.L.C. and Highline Offshore Advisors, L.L.C, and controls Highline Holdings' and Highline Offshore's business activities. Highline Management, Highline Holdings, Highline Offshore, Mr. Doft and Mr. Khabbaz each expressly disclaims equitable ownership of and pecuniary interest in any Common Stock. Crescendo is organized as a limited liability company under the laws of the State of Delaware. Mr. Rosenfeld is the senior managing member of Crescendo Advisors, LLC and controls Crescendo's business activities. Mr. Rosenfeld expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

      (b) The address of the principal business and principal office of Chap-Cap, Chapman Capital and Mr. Chapman is Continental Grand Plaza, 300 N. Continental Blvd., El Segundo, California 90245. The address of the principal business and principal office of Palestra and Mr. Brail is 666 Fifth Avenue, 34th Floor, New York, New York 10103. The address of the principal business and principal office of Highline Capital Partners, Highline QP, Highline Management, Highline Holdings, Highline Offshore, Mr. Doft and Mr. Khabbaz is 1270 Avenue of the Americas, 4th Floor, New York, New York 10020. The address of the principal business and principal office of Highline International is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896, Harbour Centre, 2nd Floor, North Church Street, Grand Cayman, B.W.I. The address of the principal business and principal office of Mr. Escott is 111 Broadway, New York, NY 10006. The address of the principal business and principal office of Crescendo and Mr. Rosenfeld is 350 Park Avenue, 4th Floor, New York, New York 10022.

      (c) The principal business of Chap-Cap is investing in marketable securities. The principal business of Chapman Capital is serving as the General Partner of Chap-Cap. The principal business of Mr. Chapman is to act as the managing member of Chapman Capital. The principal business of Palestra is to serve as investment manager or adviser to the Palestra Funds, and to control the investing and trading in securities of the Palestra Funds. The principal business of Mr. Brail is to act as the managing member of Palestra. The principal business of Highline Management, Highline Holdings and Highline Offshore is to serve as investment manager or adviser to the Highline Funds, and to control the investing and trading in securities of the Highline Funds. The principal business of Mr. Doft and Mr. Khabbaz is to act as the managing member of Highline Holdings. The principal business of Crescendo is investment management. Mr. Escott is an individual investor. The principal business of Mr. Rosenfeld is to act as the senior managing member of Crescendo.

      (d) None of the Chapman Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Palestra Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Highline Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Crescendo Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Chapman Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. None of the Palestra Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. None of the Highline Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. None of the Crescendo Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Chapman is a United States citizen. Mr. Brail is a United States citizen. Mr. Doft, Mr. Khabbaz and Mr. Escott are United States citizens. Mr. Rosenfeld is a United States citizen.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Chap-Cap expended an aggregate of approximately $2,688,805.00 of its own investment capital to purchase the 1,223,600 shares of Common Stock held by it (the "Chapman Shares"). Chap-Cap effects purchases of securities primarily through margin accounts maintained for them with Goldman Sachs & Co. which may extend margin credit to Chap-Cap as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The Palestra Funds expended an aggregate of approximately $1,820,238.00 of their own investment capital to purchase the 612,200 shares of Common Stock held by them (the "Palestra Shares"). The Palestra Funds effect purchases of securities primarily through margin accounts maintained for them with ABN AMRO, Inc. which may extend margin credit to the Palestra Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The Highline Funds expended an aggregate of approximately $3,181,915.00 of their own investment capital to purchase the 1,119,800 shares of Common Stock held by them (the " Highline Shares"). The Highline Funds effect purchases of securities primarily through margin accounts maintained for them with Goldman Sachs & Co. which may extend margin credit to the Highline Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. Crescendo expended an aggregate of approximately $370,649.00 of its own investment capital to purchase the 200,000 shares of Common Stock held by them (the "Crescendo Shares" and, together with the Chapman Shares, the Palestra Shares and the Highline Shares, the "Shares"). Crescendo effects purchases of securities primarily through margin accounts maintained for them with Bear Stearns Securities Corp. which may extend margin credit to the Crescendo as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4.     PURPOSE OF TRANSACTION

      The purpose of the acquisition of the securities of the Company beneficially owned by the Chapman-Palestra-Highline-Crescendo Group was to acquire such securities in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities.

      Mr. Chapman did not engage in discussions with representatives of the Issuer in August 2000, when Chap-Cap first became a shareholder of the Issuer. More recently, however, Mr. Chapman has spoken with management of the Issuer regarding his desire to influence the management of the Company with respect to business strategies, joint ventures, recapitalizations, a full sale of the company, sales of assets, mergers, negotiated or open-market stock repurchases or other extraordinary corporate transactions (collectively, "Potential Transactions"). Throughout October and early November, 2001, Mr. Chapman initiated discussions with the Issuer's Chairman Laurence Yelin, and president Barrie Usher, regarding Mr. Chapman's view that the Issuer's shareholders would be better served by the Issuer's being merged into another enterprise through a premium change-of-control transaction. Following Mr. Usher's apparent failure to achieve even a single material asset sale, obtain certain audited financials of the Issuer, or hold a shareholders meeting for the years 2000 and 2001, on November 20, 2001, Mr. Chapman sent a letter to the Issuer's Board of Directors (the "November 20, 2001 Requisition") requisitioning a Special Meeting of the Issuer's shareholders with the purposes of a) removing from office by ordinary resolution all of the present directors of the Issuer pursuant to Section 109 of the Canada Business Corporations Act; b) filling any and all such vacancies at the Special Meeting by electing new directors to serve until the next annual meeting of shareholders; and c) transacting such other business as may properly be brought before the meeting or any adjournment or adjournments thereof.

On December 10, 2001, Mr. Lawrence P. Yelin, Chairman of the Issuer, sent via facsimile a letter to Messrs. Chapman, Brail and Doft in which he conveyed the Issuer's rejection of the November 20, 2001 Requisition. On December 10, 2001, the Issuer publicly announced this rejection by issuing a press release entitled "CINAR Corporation Answers Chapman Capital LLC and Others". The following day, the Montreal Gazette reported on this development, stating that Mr. Usher's "first extensive interview since taking over the top job in March, 2000 ... came as Cinar rebuffed a call for a special shareholders' meeting to replace management, saying those asking are not shareholders." In response to this rejection, on December 13, 2001 Mr. Chapman sent to Mr. Yelin a correspondence excoriating the Issuer's rejection of the November 20, 2001 Requisition, amongst other items. Such correspondence is filed as Exhibit B herein.

On December 12, 2001, Mr. Usher made an unsolicited telephone call to Mr. Chapman, leaving a voice message stating, "There is something I'd like to talk to you about." The following day, December 13, 2001, Mr. Usher telephoned Mr. Chapman again. In this brief conversation, Mr. Usher stated, "If you come back with a new Requisition using registered shares, we don't have to call a meeting." Mr. Chapman expressed his bewilderment at such commentary, as the Issuer had claimed on December 10, 2001 that the reason for the November 20, 2001 Requisition's rejection was that "none of the requisitionists was at the time of [my] letter a registered holder of any shares of the Company." Mr. Usher further stated that he was interested in coming out to visit Mr. Chapman to discuss the Issuer's position, saying that he "wanted to put a face with the name." Mr. Chapman responded that Mr. Usher had access to the November 21, 2001 Globe & Mail newspaper article which contained Mr. Chapman's picture, which should suffice in that regard. Mr. Chapman then stated that he would consider Mr. Usher's comments and respond at a later date, if appropriate.

      Mr. Brail, along with other investment professionals of Palestra, has also engaged in discussions with representatives of the Issuer beginning in early March 2000, when the Palestra Funds first became shareholders of the Issuer. As part of Palestra's ongoing due diligence, investment professionals of Palestra have spoken on numerous occasions with Mr. Barrie Usher, the Issuer's president, and Ms. Louise Sansregret, the Issuer's vice president of investor relations and public affairs. On October 2, 2000, Mr. Brail and investment associate Mr. David Carter traveled to the Issuer's Montreal, Quebec headquarters and met with Mr. Usher. The purpose of this meeting was for Palestra to improve its understanding of, amongst other items, Mr. Usher's apparent inability to conclude an audit of the Issuer. During this and other communications, Palestra has emphasized the paramount importance of Mr. Usher achieving success as it related to the Issuer's announced asset disposition and restructuring program. Given Mr. Usher's apparent failure to achieve even a single material asset sale, obtain certain audited financials of the Issuer, or hold a shareholders meeting for the years 2000 or 2001, Palestra believes it is in the Issuer's shareholders' best interests to replace the Issuer's Board of Directors and to initiate a search for Mr. Usher's replacement.

      Mr. Doft has also engaged in discussions with representatives of the Issuer beginning in early March 2000, when the Highline Funds first became shareholders of the Issuer. On October 25, 2000, Mr. Doft and his research consultant traveled to the Issuer's Montreal, Quebec headquarters and met with Mr. Usher. During this meeting, Mr. Doft requested an explanation for what Highline considered to be the Issuer's flagging performance under Mr. Usher's leadership. In addition, Mr. Doft sought an improved understanding for Mr. Usher's executive strategy, with particular focus on the sale of assets and a resolution of litigation to which the Issuer was party. Given Mr. Usher's apparent failure to achieve even a single material asset sale, obtain certain audited financials of the Issuer, or hold a shareholders meeting for the years 2000 or 2001, Highline believes it is in the Issuer's shareholders' best interests to consider replacing the Issuer's Board of Directors and senior management.

      Mr. Chapman, Mr. Brail, Mr. Doft and Mr. Rosenfeld may coordinate their actions, including by voting of the Shares and by communications with other shareholders of the Company, which may have the effect of influencing, arranging or causing Potential Transactions.

      The members of the Chapman-Palestra-Highline-Crescendo Group may in the future consider a variety of different alternatives to achieving their goal of maximizing shareholder value, including negotiated transactions, tender offers, proxy contests, or other actions. However, it should not be assumed that such members will take any of the foregoing actions. The members of the Chapman-Palestra-Highline-Crescendo Group reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Company.

      The members of the Chapman-Palestra-Highline-Crescendo Group intend to review their investment in the Company on a continuing basis and, depending on various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.

      The members of the Chapman-Palestra-Highline-Crescendo Group are engaged in the investment business. In pursuing this business, the members analyze the operations, capital structure and markets of companies, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of such members may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of

Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the Company or acquiring another Company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

      Except as set forth above and in Exhibits B, the members of the Chapman-Palestra-Highline-Crescendo Group do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of such members may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

       (a) As of the date of this Schedule 13D, Chap-Cap beneficially owns 1,223,600 shares of Common Stock. Chap-Cap shares voting and dispositive power over such holdings with Mr. Chapman and with Chapman Capital. As of August 31, 2001, the Chapman Shares represented 3.4% of the 35,750,568 shares of Commom Stock outstanding as reported in the Company's December 4, 2001 Report to Shareholders for the quarter ended August 31, 2001 (the "Outstanding Shares").

      As of the date of this Schedule 13D, the Palestra Funds beneficially own 612,200 shares of Common Stock. Palestra shares voting and dispositive power over such holdings with Mr. Brail and with the Palestra Funds. As of August 31, 2001, the Palestra Shares represented 1.7% of the total Outstanding Shares.

      As of the date of this Schedule 13D, the Highline Funds beneficially own 1,119,800 shares of Common Stock. Highline Management, Highline Holdings and Highline Offshore share voting and dispositive power over such holdings with Messrs. Doft, Mr. Khabbaz and the Highline Funds (excluding those held by Mr. Escott). Highline Management shares dispositive power over Mr. Escott's shares. As of August 31, 2001, the Highline Shares represented 3.1% of the total Outstanding Shares.

      As of the date of this Schedule 13D, Crescendo beneficially owns 200,000 shares of Common Stock. Crescendo shares voting and dispositive power over such holdings with Mr. Rosenfeld. As of August 31, 2001, the Crescendo Shares represented 0.6% of the total Outstanding Shares.

      (b) Chapman Capital and Mr. Chapman share voting and dispositive power over the 1,223,600 shares of Common Stock held directly by Chap-Cap.

      Palestra and Mr. Brail share voting and dispositive power over the 612,200 shares of Common Stock held directly by the Palestra Funds.

      Highline Management, Highline Holdings, Highline Offshore, Mr. Doft and Mr. Khabbaz share voting and dispositive power over the 1,119,800 shares of Common Stock held directly by the Highline Funds (excluding those held by Mr. Escott). Highline Management shares dispositive power over Mr. Escott's shares.

      Crescendo and Mr. Rosenfeld share voting and dispositive power over the 200,000 shares of Common Stock held directly by Crescendo.

      (c) Schedule A hereto sets forth certain information with respect to transactions by the Chap-Cap, at the direction of Chapman Capital, in the Common Stock during the past sixty (60) days.

      The purchases and sales set forth on Schedule A were effected by the Chapman Reporting Persons in over-the-counter transactions.

      Schedule B hereto sets forth certain information with respect to transactions by the Palestra Funds, at the direction of Palestra, in the Common Stock during the past sixty (60) days.

      The purchases and sales set forth on Schedule B were effected by the Palestra Reporting Persons in over-the-counter transactions.

            The Highline Reporting Persons have not effected transactions in the Common Stock within the past sixty (60) days

      Schedule C hereto sets forth certain information with respect to transactions by Crescendo, at the direction of Crescendo, in the Common Stock during the past sixty (60) days.

      The purchases set forth on Schedule C were effected by the Crescendo Reporting Persons in over-the-counter transactions.

      Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Chapman Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members. Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Palestra Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members. Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Highline Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members. Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Crescendo Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

      (d) Except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the members of the Chapman-Palestra-Highline-Crescendo Group have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

      Messrs. Chapman, Brail, Doft and Rosenfeld have an informal oral arrangement to coordinate their actions (and to direct the actions of the Chapman Reporting Persons, the Palestra Reporting Persons, the Highline Reporting Persons and the Crescendo Reporting Persons respectively) with respect to the voting of the Chapman Shares, the Palestra Shares, the Highline Shares and the Crescendo Shares and with respect to other actions, which may influence the management, structure or capitalization of the Company, as set forth in Item 4 herein. This arrangement can be terminated at any time by any party and no party is bound to obtain the concurrence of the other with respect to any actions taken which respect to any of the Shares such party beneficially owns.

      By virtue of the informal oral arrangement set forth above, the Chapman Reporting Persons, the Palestra Reporting Persons, the Highline Reporting Persons and the Crescendo Reporting Persons may be deemed to be a "group" under the Federal securities laws. By virtue of the relationships among Chapman Capital, Mr. Chapman and Chap-Cap, as described in Item 2, these persons may be deemed to be a "group" under the Federal securities laws. By virtue of the relationships among Palestra, Mr. Brail and the Palestra Funds, as described in
Item 2, these persons may be deemed to be a "group" under the Federal securities laws. By virtue of the relationships among Highline Management, Highline Holdings, Highline Offshore, Mr. Doft, Mr. Khabbaz, and the Highline Funds, as described in Item 2, these persons may be deemed to be a "group" under the Federal securities laws. By virtue of the relationships among Crescendo and Mr. Rosenfeld, as described in Item 2, these persons may be deemed to be a "group" under the Federal securities laws.

      Except as otherwise set forth in this Schedule 13D, each member of the Chapman-Palestra-Highline-Crescendo Group expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any other member, and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any such member is a beneficial owner of any such shares.

      Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

      A. Joint Filing Agreement, dated as of December 13, 2001, by and among the members of the Chapman-Palestra-Highline-Crescendo Group.

      B. Letter dated as of December 13, 2001, from Mr. Chapman to Mr. Yelin.

                                   SCHEDULE A
                           (TRANSACTIONS BY CHAP-CAP)


                                    AMOUNT OF      APPROXIMATE PRICE PER SHARES
DATE                 SECURITY       SHARES BOUGHT  (INCLUSIVE OF COMMISSIONS)
----                 --------       -------------  --------------------------
11/07/01             Class B Ltd.      5,000       $1.70
                     Voting Shrs.
11/08/01             Class B Ltd.      1,500       $1.70
                     Voting Shrs.
11/20/01             Class B Ltd.      5,000       $1.71
                     Voting Shrs.
11/28/01             Class B Ltd.      5,500       $1.81
                     Voting Shrs.
11/29/01             Class B Ltd.     12,000       $1.81
                     Voting Shrs.
11/30/01             Class B Ltd.     33,500       $1.81
                     Voting Shrs.
12/04/01             Class B Ltd.     14,000       $1.81
                     Voting Shrs.
12/06/01             Class B Ltd.     10,000       $1.80
                     Voting Shrs.
12/07/01             Class B Ltd.    171,000       $1.87
                     Voting Shrs.
12/07/01             Class B Ltd.     69,000       $1.81
                     Voting Shrs.


                                    AMOUNT OF      APPROXIMATE PRICE PER SHARES
DATE                 SECURITY       SHARES SOLD    (INCLUSIVE OF COMMISSIONS)
----                 --------       -----------    --------------------------
10/18/01             Class B Ltd.     1,000        $2.30
                     Voting Shrs.
10/18/01             Class B Ltd.     1,000        $2.65
                     Voting Shrs.

                                   SCHEDULE B
                        (TRANSACTIONS BY PALESTRA FUNDS)


                                    AMOUNT OF      APPROXIMATE PRICE PER SHARES
DATE                 SECURITY       SHARES BOUGHT  (INCLUSIVE OF COMMISSIONS)
----                 --------       -------------  --------------------------
11/05/01             Class B Ltd.     34,600       $2.58
                     Voting Shrs.


                                    AMOUNT OF      APPROXIMATE PRICE PER SHARES
DATE                 SECURITY       SHARES SOLD    (INCLUSIVE OF COMMISSIONS)
----                 --------       -----------    --------------------------
10/11/01             Class B Ltd.      5,000       $3.44
                     Voting Shrs.
10/31/01             Class B Ltd.        500       $3.72
                     Voting Shrs.
11/05/01             Class B Ltd.     20,460       $2.58
                     Voting Shrs.

                                   SCHEDULE C
                           (TRANSACTIONS BY CRESCENDO)


                                    Amount of      Approximate Price per Shares
Date                 Security       Shares Bought  (inclusive of commissions)
----                 --------       -------------  --------------------------
12/10/01             Class B Ltd.    129,900       $1.8442
                     Voting Shrs.
12/11/01             Class B Ltd.    70,100        $1.87
                     Voting Shrs.

                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: December 13, 2001              CHAP-CAP PARTNERS, L.P.
                                      By: Chapman Capital L.L.C.,
                                          as General Partner

                                      By: /s/ Robert L. Chapman, Jr.
                                          -------------------------------------
                                          Name:  Robert L. Chapman, Jr.
                                          Title: Managing Member


Dated: December 13, 2001              CHAPMAN CAPITAL L.L.C.


                                      By: /s/ Robert L. Chapman, Jr.
                                          -------------------------------------
                                          Name:  Robert L. Chapman, Jr.
                                          Title: Managing Member


Dated: December 13, 2001              /s/ Robert L. Chapman, Jr.
                                      -----------------------------------------
                                      Robert L. Chapman, Jr.




Dated: December 13, 2001              PALESTRA CAPITAL, LLC


                                      By: /s/ David J. Brail
                                          -------------------------------------
                                          Name:  David J. Brail
                                          Title: Managing Member


Dated: December 13, 2001              /s/ David J. Brail
                                      -----------------------------------------
                                      David J. Brail


Dated: December 13, 2001              HIGHLINE CAPITAL PARTNERS, L.P.


                                      By: /s/ Jacob W. Doft
                                          -------------------------------------
                                          Name:  Jacob W. Doft
                                          Title: Man. Mem. Of its G.P.


Dated: December 13, 2001              HIGHLINE CAPITAL PARTNERS QP, LP


                                      By: /s/ Jacob W. Doft
                                          -------------------------------------
                                          Name:  Jacob W. Doft
                                          Title: Man. Mem. Of its G.P.


Dated: December 13, 2001              HIGHLINE CAPITAL INTERNATIONAL,LTD.


                                      By: /s/ Jacob W. Doft
                                          -------------------------------------
                                          Name:  Jacob W. Doft
                                          Title: Director

Dated: December 13, 2001              /s/ Barry Escott
                                      -----------------------------------------
                                      Barry Escott


Dated: December 13, 2001              HIGHLINE CAPITAL MANAGEMENT, L.L.C.


                                      By: /s/ Jacob W. Doft
                                          -------------------------------------
                                          Name:  Jacob W. Doft
                                          Title: Managing Member


Dated: December 13, 2001              HIGHLINE CAPITAL HOLDINGS, L.L.C.


                                      By: /s/ Jacob W. Doft
                                          -------------------------------------
                                          Name:  Jacob W. Doft
                                          Title: Managing Member


Dated: December 13, 2001              HIGHLINE OFFSHORE ADVISORS, L.L.C.


                                      By: /s/ Jacob W. Doft
                                          -------------------------------------
                                          Name:  Jacob W. Doft
                                          Title: Managing Member


Dated: December 13, 2001              /s/ Jacob W. Doft
                                      -----------------------------------------
                                      Jacob W. Doft


Dated: December 13, 2001              /s/ Raji G. Khabbaz
                                      -----------------------------------------
                                      Raji G. Khabbaz


Dated: December 13, 2001              CRESCENDO ADVISORS, LLC


                                      By: /s/ Eric Rosenfeld
                                          -------------------------------------
                                          Name:  Eric Rosenfeld
                                          Title: Senior Managing Member


Dated: December 13, 2001              /s/ Eric Rosenfeld
                                      -----------------------------------------
                                      Eric Rosenfeld

                                INDEX TO EXHIBITS



Exhibit No.       Description
-----------       -----------

      A. Joint Filing Agreement, dated as of December 13, 2001, by and among the members of the Chapman-Palestra-Highline-Crescendo Group.

      B.          Letter dated as of December 13, 2001, from Mr. Chapman to Mr.
                  Yelin.